Enservco Corporation

14133 Country Road 9 ½

Longmont, CO 80504

December 19, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Cheryl Brown

Re:	Enservco Corporation Withdrawal of Acceleration Request - Registration Statement on Form S-1 (File No. 333-275485)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on December 19, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, December 21, 2023, at 9:00 a.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Enservco Corporation

By:	/s/ Richard A. Murphy
Chief Executive Officer

cc:	Doug Holod, Maslon LLP